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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )(1)

                          Internet Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   46059C 10 6
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]      Rule 13d-1(b)

[     ]      Rule 13d-1(c)

[  x  ]      Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 46059C 10 6


1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Safeguard Scientifics, Inc. 23-1609753

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)    [ x ]
                                                                    (b)    [   ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5.     SOLE VOTING POWER                   0

        6.     SHARED VOTING POWER                 37,050,953

        7.     SOLE DISPOSITIVE POWER              0

        8.     SHARED DISPOSITIVE POWER            37,050,953

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        37,050,953

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12.98%

12.     TYPE OF REPORTING PERSON*

        CO
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CUSIP NO. 46059C 10 6


1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Safeguard Scientifics (Delaware), Inc. 51-0291171

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ x ]
                                                                     (b)   [   ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5.     SOLE VOTING POWER                   0

        6.     SHARED VOTING POWER                 14,868,130

        7.     SOLE DISPOSITIVE POWER              0

        8.     SHARED DISPOSITIVE POWER            14,868,130

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,868,130

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.17%

12.     TYPE OF REPORTING PERSON*

        CO
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CUSIP NO. 46059C 10 6


1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Safeguard Delaware, Inc. 52-2081181

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [ x  ]
                                                                    (b)   [    ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5.     SOLE VOTING POWER                   0

        6.     SHARED VOTING POWER                 21,893,714

        7.     SOLE DISPOSITIVE POWER              0

        8.     SHARED DISPOSITIVE POWER            21,893,714

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,893,714

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.62%

12.     TYPE OF REPORTING PERSON*

        CO
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CUSIP NO. 46059C 10 6


1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Technology Leaders Management, Inc. 23-2667462

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [ x  ]
                                                                    (b)   [    ]
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5.     SOLE VOTING POWER                   0

        6.     SHARED VOTING POWER                 289,109

        7.     SOLE DISPOSITIVE POWER              0

        8.     SHARED DISPOSITIVE POWER            289,109

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        289,109

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.10%

12.     TYPE OF REPORTING PERSON*

        CO
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Item 1 (a)     Name of Issuer:

Internet Capital Group, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:

Building 600
435 Devon Park Drive
Wayne, PA 19087

Item 2 (a)     Name of Person Filing:

(1)     Safeguard Scientifics, Inc.
(2)     Safeguard Scientifics (Delaware), Inc.
(3)     Safeguard Delaware, Inc.
(4)     Technology Leaders Management, Inc.

Item 2 (b)     Address of Principal Business Office:

(1)(4)         800 The Safeguard Building
               435 Devon Park Drive
               Wayne, PA 19087-1945

(2)(3)         103 Springer Building
               3411 Silverside Road
               Wilmington, DE 19803

Item 2 (c)     Citizenship:

(1)            Pennsylvania
(2)(3)(4)      Delaware

Item 2 (d)     Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2 (e)     CUSIP Number:

46059C 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

               (a)    [ ]    Broker or dealer registered under Section 15 of the
                             Exchange Act;

               (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

               (c)    [ ]    Insurance Company as defined in Section 3(a)(19) of
                             the Exchange Act;

               (d)    [ ]    Investment Company registered under Section 8 of
                             the Investment Company Act of 1940;

               (e)    [ ]    An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(F);

               (f)    [ ]    An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);
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               (g)    [ ]    A parent holding company or control person in
                             accordance with Rule 13d-1(b)(ii)(G);

               (h)    [ ]    A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;

               (i)    [ ]    A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not applicable

Item 4         Ownership:

(a)     Amount Beneficially Owned:

        37,050,953 shares of common stock

(b)     Percent of Class:

        12.89%

(c)     Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:

               0

        (ii)   shared power to vote or to direct the vote:

               37,050,953

        (iii)  sole power to dispose or to direct the disposition of:

               0

        (iv)   shared power to dispose or to direct the disposition of:

               37,050,953

Safeguard Delaware, Inc. ("SDI") is the record owner of 14,868,130 shares, Safeguard Scientifics (Delaware), Inc. ("SSD") is the record owner of 21,678,003 shares, and Technology Leaders Management, Inc. ("TLM") is the record owner of 289,109 shares. Safeguard Scientifics, Inc. ("Safeguard") is the sole stockholder of each of SSD, SDI and TLM.

Also includes an aggregate of 215,711 shares owned of record by the following entities: TL Ventures IV, L.P. ("TL IV"), 210,158 shares; and TL Ventures IV Interfund, L.P. ("TL IV Interfund"), 5,553 shares. TL IV and TL IV Interfund are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL Ventures IV LLC, of which SDI is a member, is a co-general partner of TL Ventures IV Management, L.P., the general partner of TL Ventures IV, L.P., and the sole general partner of TL Ventures IV Interfund. TL Ventures IV LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL IV and TL IV Interfund, which powers, other than investments, are exercised through its three-member board of managers, by majority vote. A
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representative of SDI serves as a member of the board of managers of TL Ventures
IV LLC and, therefore, may be deemed to possess indirect beneficial ownership of the shares owned by TL IV and TL IV Interfund.

Item 5         Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

Not applicable

Item 8         Identification and Classification of Members of the Group:

Safeguard Scientifics (Delaware), Inc., Safeguard Delaware, Inc. and Technology Leaders Management, Inc. are wholly owned subsidiaries of Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc., Safeguard Delaware, Inc., and Technology Leaders Management, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9         Notice of Dissolution of Group:

Not applicable.

Item 10        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                                    SAFEGUARD SCIENTIFICS, INC.

                                    By:     /s/ N. Jeffrey Klauder
                                       -----------------------------------------
                                            N. Jeffrey Klauder
                                            Managing Director and
                                            General Counsel
Dated:  February 12, 2002

                                    SAFEGUARD SCIENTIFICS (DELAWARE), INC.

                                    By:     /s/ N. Jeffrey Klauder
                                       -----------------------------------------
                                            N. Jeffrey Klauder
                                            Vice President
Dated:  February 12, 2002

                                    SAFEGUARD DELAWARE, INC.

                                    By:     /s/ N. Jeffrey Klauder
                                       -----------------------------------------
                                            N. Jeffrey Klauder
                                            Vice President
Dated:  February 12, 2002

                                    TECHNOLOGY LEADERS MANAGEMENT, INC.

                                    By:     /s/ N. Jeffrey Klauder
                                       -----------------------------------------
                                            N. Jeffrey Klauder
                                            Vice President
Dated:  February 12, 2002